Exhibit 99.3

GROUP 42, INC. 312 Pearl Parkway, CIA Building II, Suite 2403 San Antonio, Texas 78215	BLR PARTNERS LP 1177 West Loop South, Suite 1625 Houston, TX 77027

__________ ___, 2015

Re:                           VAALCO Energy, Inc.

Dear ______:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of VAALCO Energy, Inc. (the “Company”) in connection with the solicitation of written consents or proxies that Group 42, Inc. (together with certain affiliates, “Group 42”) and BLR Partners LP (together with certain affiliates, the “BLR Group”), together with certain of their affiliates (collectively, the “Group”) are considering undertaking to nominate and elect directors to the Company’s Board of Directors through a consent solicitation or any other method permitted under the Delaware General Corporation Law (the “Solicitation”).

Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders.  This letter (“Agreement”) will set forth the terms of our agreement.

The BLR Group, on the one hand, and Group 42, on the other hand, agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company.  This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Group prompt written notice of such claim or Loss (provided that failure to promptly notify the Group shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure).  Upon receipt of such written notice, the Group will provide you with counsel to represent you.  Such counsel shall be reasonably acceptable to you.  In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein.  The Group may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

You hereby agree to keep confidential and not disclose to any party, without the consent of the Group, any confidential, proprietary or non-public information (collectively, “Information”) of the Group, its affiliates or any members of any group formed by the Group pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (“Schedule 13D Group”) which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder.  Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Group, its affiliates or any members of any Schedule 13D Group or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify the Group so that the Group or any member thereof may seek a protective order or other appropriate remedy or, in the Group’s sole discretion, waive compliance with the terms of this Agreement.  In the event that no such protective order or other remedy is obtained or the Group does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of the Group and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of the Group and, upon the request of a representative of the Group, all such information shall be returned or, at the Group’s option, destroyed by you, with such destruction confirmed by you to the Group in writing.

This letter agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

*              *              *

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours, GROUP 42, INC.

By:
	Name:	Paul A. Bell
	Title:	President and Chief Executive Officer

Paul A. Bell

BLR PARTNERS LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPART, LP

By:	BLRGP Inc. General Partner

By:
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP INC.

By:
	Name:	Bradley L. Radoff
	Title:	Sole Director

FONDREN MANAGEMENT, LP

By:	FMLP Inc. General Partner

By:
	Name:	Bradley L. Radoff
	Title:	Sole Director

FMLP INC.

By:
	Name:	Bradley L. Radoff
	Title:	Sole Director

THE RADOFF FAMILY FOUNDATION

By:
	Name:	Bradley L. Radoff
	Title:	Director

BRADLEY L. RADOFF

ACCEPTED AND AGREED: